SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of  September 1999


                          Electrocon International Inc.
                          -----------------------------
                 (Translation of Registrant's name into English)


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
                           --------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F   X       Form 40-F ______


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes _____     No   X

Electrocon International Inc.                                       NEWS RELEASE

8/F, Block B, Prosperity Center 77,                     For further information,
Container Port Road                                        contact (303)380-2177
Kwai Chung, N. T. Hong Kong



                         ELECTROCON INTERNATIONAL, INC.
                       ANNOUNCES FINANCIAL RESULTS FOR THE
                       6 MONTH PERIOD ENDED JUNE 30, 1999


HONG KONG...September 2, 1999...Electrocon International, Inc. (NASDAQ: EPLFE), a leading distributor of semiconductor components, agricultural equipment, golf course irrigation systems and related golf equipment products in Hong Kong, Macau, and China, announced financial results for the 6 month period ended June 30, 1999.

Net sales for the six month period ended June 30, 1999 were US$9,579,538, a decrease of 17.2% from net sales of US$11,573,677 for the comparable six months ended June 30, 1998.

The Company's gross profit on sales for the six month period ended June 30, 1999 was US$1,670,162 compared to US$1,992,310 for the comparable period in 1998, a decline of 16.2%. Operating expenses decreased 13.1% to US$1,527,485 for the six month period ended June 30,1999 from US$1,757,176 for the comparable six month period in 1998. Operating income decreased 39.3% from US$235,134 for the six month period ended June 30, 1998 to US$142,677 for the six month period ended June 30, 1999. Net income increased 15.8% from US$82,281 for the six months ended June 30, 1998 to US$95,326 for the six months ended June 30, 1999.

Edward Ting, Chairman and Chief Executive Officer of Electrocon stated, "the financial performance for the first half of 1999 reflects the very significant changes being made by our semiconductor division in the way it conducts its business. During this period, we aggressively pursued marketing those products that provide for larger gross margins and we produced more "rep" business on a commission basis to reduce our exposure to rapid inventory depreciation. By reducing our sales of low margin commodity products we expect to have a reduction in total revenue but generate more gross profit per sale. As we have for the last two years, we intend to continue to pursue our strategy of diversifying our product offerings to include higher margin products and use our design-in capabilities that adds value for our customers and distinguishes us from our competition. Bothgreat Technologies, Inc., our wholly owned agricultural, turf and irrigation equipment division, produced admirable results for the first half of the year under severe conditions of less than adequate working capital and Asian economic turmoil."

Electrocon International, Inc. has established itself as a significant distributor of semiconductor products in Hong Kong and China for such companies as Texas Instruments, Silicon Systems and TDK and as a distributor of agricultural equipment, golf course turf and irrigation systems and related golf equipment products in China for such companies as John Deere, Rainbird, Club Car and J.R. Simplot.

                 Electrocon International, Inc. and subsidiaries
              Consolidated Statement of Operations (Unaudited) for
                        (Amounts stated in U.S. Dollars)

                                                    Six months ended June 30
                                                      1999             1998
                                                      ----             ----

Net revenues                                      $  9,579,538     $ 11,573,677
Cost of sales                                        7,909,376        9,581,367
                                                  ------------     ------------

Gross profit                                         1,670,162        1,992,310
Operating expenses                                   1,527,485        1,757,176
                                                  ------------     ------------

Income from operations                                 142,677          235,134
Interest income                                        122,604          106,086
Interest expense                                      (254,009)        (260,253)
Share of losses of an affiliated company                  (261)         (35,464)
Other income                                            84,315           58,484
                                                  ------------     ------------

Income before taxes                                     95,326          103,987
Provision tor taxes                                       --             21,706
                                                  ------------     ------------

Net income                                        $     95,326     $     82,281
                                                  ============     ============

Earnings per common share                         $     0.0128     $     0.0121


                     Electrocon International, Inc. and subsidiares
                      Consolidated Balance Sheet (Unaudited) as at
                            (Amounts stated in U.S. Dollars)

                                                                6/30/99         6/30/98
                                                                -------         -------
Assets
Current Assets
     Cash and cash equivalents                               $  3,752,156    $  4,118,836
     Accounts receivable
     - Trade                                                    3,925,590       4,355,488
     - Affiliated company                                         255,517         165,610
     - Others                                                     224,317         105,301
     Inventories                                                2,550,531       3,046,796
     Prepaid expenses and deposits                                125,165          94,744
                                                             ------------    ------------
Total current assets                                         $ 10,833,275    $ 11,886,775

Property and Equipment, net                                       594,652         677,936

Intangible assets                                                  98,773            --

Investment in affiliated companies                                  1,973         447,031

Other                                                             338,890          83,846

Total assets                                                 $ 11,867,562    $ 13,095,588
                                                             ============    ============
Liabilities and stockholders' equity
Current liabilities
     Short-term borrowings                                   $  4,739,601    $  1,029,257
     Loan from related company                                    500,000            --
     Accounts payable and accrued expenses
     - Trade                                                    3,747,228       9,380,889
     - Others                                                     196,335          21,706
     Billings in excess of costs on construction contracts        150,061            --
     Amount due to a director                                     277,795          52,241
                                                             ------------    ------------
Total current liabilities                                    $  9,611,021    $ 10,484,093

Deferred tax liability                                             45,472          21,566

Total liabilities                                               9,656,493      10,505,659

Stockholders' equity
     Common stock                                                     746             716
     Additional paid-in capital                                 6,223,997       5,942,627
     Accumulated deficits                                      (3,976,329)     (3,316,070)
     Foreign currency translation                                 (37,344)        (37,344)
                                                             ------------    ------------
Total stockholders' equity                                      2,211,070       2,589,929

Total liabilities and stockholders' equity                   $ 11,867,563    $ 13,095,588
                                                             ============    ============


                 Electrocon International, Inc. and subsidiaries
          Business Segment Information (Unaudited) for the period ended
                        (Amounts stated in U.S. dollars)



GEOGRAPHIC SEGMENT

                         Hong Kong         USA            PRC           TOTAL
                         ---------         ---            ---           -----

Net revenues            $ 7,440,499    $      --      $ 2,139,040    $ 9,579,539
Operating income (loss)      64,102           --           78,575        142,677
Total assets            $11,379,459    $     3,799    $   484,304    $11,867,562



INDUSTRIAL SEGMENT
                           Semi-          Golf
                        conductors      equipment        Other          TOTAL
                        ----------      ---------        -----          -----

Net revenues            $ 7,421,206    $ 2,158,333    $      --      $ 9,579,539
Operating income (loss)      38,061        104,616           --          142,677
Total assets            $ 8,696,320    $ 3,167,444    $     3,799    $11,867,562

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ELECTROCON INTERNATIONAL INC.
                                                 (Registrant)



Date: September 1, 1999                  By: /s/ Henry F. Schlueter
      -----------------                  --------------------------
                                         Henry F. Schlueter, Assistant Secretary